FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Penn West Energy Trust

(Translation of registrant’s name into English)

2200, 425 – First Street SW, Calgary, Alberta T2P 3L8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐ Form 40-F   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Incorporation by Reference

Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form F-3 under the Securities Act of 1933 (File No. 333-145296).

Documents Filed As Part of This Form 6-K

See the Exhibit Index hereto.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST By its administrator, Penn West Petroleum Ltd.
(Registrant)

Date: November 9, 2007	By:	/s/ Todd Takeyasu
		Name:	Todd Takeyasu
		Title:	Senior Vice-President &
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Third Quarter Interim Report and Financial Statements for the Period Ended September 30, 2007
99.2	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
99.3	Form 52-109F2 Certification of Interim Filings Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings Chief Financial Officer